UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Flowserve Corporation

(Exact name of the registrant as specified in its charter)

New York	1-13179	31-0267900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5215 N. O’Connor Blvd., Suite 700, Irving, Texas		75039
(Address of principal executive offices)		(Zip code)

Shakeeb Mir

(972) 443-6500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Flowserve Corporation Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://ir.flowserve.com/financial-information/sec-filings as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02. Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01. Resource Extraction Issuer Disclosure and Report.

Not applicable.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FLOWSERVE CORPORATION

Dated: May 29, 2026	By:	/s/ Susan C. Hudson
Susan C. Hudson
Senior Vice President, Chief Legal Officer and Corporate Secretary

3